UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

COMPLETION OF THE OFFERING OF OPTION RIGHTS TO PURCHASE FIAT ORDINARY SHARES RELATED TO THE MANDATORY CONVERTIBLE LOAN

SIGNATURES

Completion of the offering of option rights to purchase Fiat Ordinary Shares related to the Mandatory Convertible Loan

The offering of unexercised option rights related to the capital increase to service the Mandatory Convertible Loan has been completed. No option right was purchased and, therefore, as already disclosed on December 16, 1,009,773 Fiat Ordinary Shares have been subscribed by stockholders out of the 291,828,718 Fiat Ordinary Shares offered in option to them. The shares were previously subscribed by the lending banks on September 20, 2005 at a price of 10.28 euros each.

Notice is hereby given that the exercise price of the Fiat Ordinary Share Warrants 2007, equal to 29.448 euros, is adjusted pursuant to the relevant regulation, for an amount equal to the difference between the arithmetic average of the last five “cum rights” official prices and the arithmetic average of the first five “ex rights” official prices of Fiat ordinary shares. The adjusted exercise price is equal to 29.364 euros.

Turin, December 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney